

Bradford & Bingley

RECEIVED
2005 APR 12 P 2:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE



05007274

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

5 April 2005

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of three subsidiary companies engaged in investment management.
Capital Guardian Trust Company
Capital International Limited
Capital International S.A.
Capital International, Inc.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees	2,566,300
Bank of New York Nominees	6,939,571
Northern Trust	1,314,500
Chase Nominees Ltd	17,783,053
Midland Bank plc	3,199,500
Bankers Trust	1,392,400
Barclays Bank	572,700
Citibank London	823,300
Royal Trust	23,700
Morgan Guaranty	167,600
Nortrust Nominees	5,454,600
State Street Bank & Trust Co.	1,268,500
Citibank	83,100
HSBC Bank plc	896,000
Mellon Nominees (UK) Ltd	1,565,900
JP Morgan Chase Bank	1,284,900
Lloyds Bank	64,600
Citibank NA	149,400
Deutsche Bank AG	747,200
Chase Manhattan Nominee Ltd	133,700
Mellon Bank N.A.	259,600
Northen Trust AVFC	184,800

KAS UK	78,500
Bank One London	107,900
Clydesdale Bank plc	159,500
Morgan Stanley	33,500
J.P. Morgan	2,694,200
Royal Bank of Scotland	813,700
ROY Nominees Limited	20,400
BT Globenet Nominees Ltd	78,000
MSS Nominees Limited	24,500
HSBC	21,000
Brown Bros.	7,100

5. Number of shares / amount of stock acquired

2,876,797

6. Percentage of issued class

0.453%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

31 March 2005

12. Total holding following this notification

50,913,224

13. Total percentage holding of issued class following this notification

8.025%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

31 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Bradford & Bingley plc

2) Name of Director

Rosemary Prudence Thorne

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Rosemary Prudence Thorne

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rosemary Prudence Thorne

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of sharesave option

7) Number of shares/amount of stock acquired

n/a

8) Percentage of issued class

n/a

9) Number of shares/amount of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

n/a

12) Price per share

n/a

13) Date of transaction

n/a

14) Date company informed

24.03.2005

15) Total holding following this notification

n/a

16) Total percentage holding issued class following this notification

n/a

17) Date of grant

24.03.2005

If a director has been granted options by the company please complete the following boxes

18) Period during which or date on which exercisable

01.05.08 - 01.11.08

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

Ordinary 25p shares - 1,572

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

257.93 pence

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

24) Name of contact and telephone number for queries

Phil Kershaw 01274 806106

25) Name and signature of authorised company official responsible for making this notification

Phil Kershaw 01274 806106

Date of Notification.....24 March 2005